LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 21, 2022
VIA EDGAR
Ms. Val Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
TrueShares Eagle Global Renewables Income ETF (S000078930)
(the “Fund”)
Dear Ms. Lithotomos:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 214 to the Trust’s Registration Statement on Form N-1A filed September 16, 2022 (SEC Accession No. 0000894189-22-006904) (the “Amendment”). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
The Trust notes that the name of the Fund has been changed as follows:

Old Name	New Name
TrueShares Eagle Global Renewables Income ETF	TrueShares Eagle Global Renewable Energy Income ETF
General
Comment 1.Please respond to all comments by filing Correspondence at least five days prior to effectiveness.
Response:    The Trust acknowledges the comment.
Comment 2.Please complete all bracketed information and placeholders throughout the registration statement.
Response:    The Trust acknowledges the comment and will finalize and complete all bracketed information and placeholders in accordance with Form N-1A prior to filing an amendment to the Fund’s registration statement.
Prospectus
Comment 3.Please provide a completed fee table and expense example for the Fund.
Response:    The Fund’s completed fee table and expense example are provided in Appendix A.

Comment 4.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included in the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 5.Please clarify what “financial instruments” refers to in the last sentence of the first paragraph of the “Principal Investment Strategies” section.
Response:    The Trust has deleted “or financial instruments that provide exposure to Renewable Infrastructure Companies” from the referenced sentence, as the Fund no longer intends to invest in other financial instruments as part of its principal investment strategy.
Comment 6.Please revise the last paragraph of the “Principal Investment Strategies” section to state “...the Fund anticipates having significant investment exposure...”.
Response:    The Trust has revised the last paragraph as follows:
As of the date of this Prospectus, the Fund ~~had~~anticipates having significant investment exposure to Renewable Energy Infrastructure Companies, the securities of which are issued and listed in ~~the~~ Europe.
Comment 7.Please incorporate the high points of second and third paragraphs of the “Associated Risks with Investing in Renewable Infrastructure Companies” disclosure in the section entitled “ADDITIONAL INFORMATION ABOUT THE FUND - Principal Investment Risks” into the “Principal Risks” disclosure in the Fund Summary.
Response:    The Trust has replaced the “Associated Risks with Investing in Renewable Infrastructure Companies” risk disclosure in the Fund Summary section entitled “Principal Risks” in its entirety with the following:
•Associated Risks with Investing in Renewable Energy Infrastructure Companies. Renewable Energy Infrastructure Companies’ future growth may be dependent upon government policies that support renewable power generation and enhance the economic viability of owning renewable electric generation assets. Such policies can include renewable portfolio standard programs, which mandate that a specified percentage of electricity sales come from eligible sources of renewable energy, accelerated cost-recovery systems of depreciation and tax credits.
The electricity produced and revenues generated by a renewable energy generation facility, including solar electric or wind energy, is highly dependent on suitable weather conditions. These assets may not be able to operate in extreme weather conditions, such as during a severe freeze. Furthermore, components used in the generation of renewable energy could be damaged by severe weather, such as hailstorms or tornadoes. In addition, replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of renewable assets. Actual climatic conditions at a facility site, particularly wind conditions, may not conform to the historical findings and, therefore, renewable energy facilities may not meet anticipated production levels or the rated capacity of the generation assets.
A portion of revenues from investments in renewable infrastructure assets will be tied, either directly or indirectly, to the wholesale market price for electricity in the markets served. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (e.g., natural gas) that is used to generate electricity; the cost and management of generation and the amount of excess generating capacity relative to load in a particular market; and conditions (such as extremely hot or cold weather) that impact electrical system demand. Owners of renewable infrastructure assets may attempt to secure fixed prices for their power production through the use of financial hedges; but may not be able to deliver power to collect such fixed price, rendering those hedges ineffective or creating economic losses for renewable infrastructure assets. In addition, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand management. This volatility and uncertainty in power markets could have a material adverse effect on the assets, liabilities, financial condition, operations and/or cash flow of the Renewable Energy Infrastructure Companies in which the Fund invests.
Comment 8.Please include the Proxy Voting Guidelines in the Fund’s registration statement.
Response:    The Trust acknowledges the comment.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary

Appendix A
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and/or Service Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.75%

* Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$77	3 Years:	$240

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